Filed Pursuant to Rule 253(g)(2)
File No. 024-10844

FUNDRISE INCOME EREIT II, LLC

SUPPLEMENT NO. 5 DATED JANUARY 2, 2020
TO THE OFFERING CIRCULAR DATED NOVEMBER 25, 2019

This document supplements, and should be read in conjunction with, the offering circular of Fundrise Income eREIT II, LLC (“we”, “our” or “us”), dated November 25, 2019 and filed by us with the Securities and Exchange Commission (the “Commission”) on November 25, 2019 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Our Semi-Annual Net Asset Value (“NAV”) Per Share as of December 31, 2019;
•	Status of Our Share Redemption Plan; and
•	Historical NAV Information.

Net Asset Value as of December 31, 2019

As of December 31, 2019, our net asset value (“NAV”) per common share is $10.00. This NAV per common share shall be effective until updated by us on or about June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

Components of NAV

The following sets forth the calculation of NAV for our common shares:

BALANCE SHEET (UNAUDITED)

(In thousands, except share and per share amounts)	December 31, 2019 [1]	June 30, 2019 [1]
ASSETS
Investments, at fair value	$38,896	$34,445
Real estate properties, at fair value	-	-
Loans and debt securities related to real estate (inclusive of accrued interest), at fair value	32,818	28,662
Other real estate investments, at fair value	6,078	5,783
Non-real estate-related investments, at fair value	-	-
Cash and cash equivalents	12,365	15,659
Other assets	1,460	3
Current interest receivable	154	92
Total Assets	$52,875	$50,199

LIABILITIES
Accounts payable	$855	$1,404
Due to related party	306	1
Dividends payable [2]	1,007	1,229
Settling subscriptions	457	35
Total Liabilities	$2,625	$2,669

NET ASSETS CONSIST OF:
Fundrise Income eREIT II, LLC Members’ Equity:
Common shares; 5,027,350 and 4,750,764 shares outstanding, net of offering costs, on December 31, 2019 and June 30, 2019, respectively	$45,997	$45,281
Retained Earnings	3,268	1,709
Net adjustments to fair value	985	540
NET ASSETS	$50,250	$47,530
NET ASSET VALUE PER SHARE, on 5,027,350 and 4,750,764 shares outstanding for the periods ended December 31, 2019 and June 30, 2019, respectively [3]	$10.00	$10.00

[1] Estimated Balance Sheets as of December 31, 2019 and June 30, 2019.

[2] This amount does not include accrual for dividends payable that were declared before December 31, 2019 that relate to the first semi-annual period of 2020 or dividends payable that were declared before June 30, 2019 that relate to the second semi-annual period of 2019, respectively.

[3] The total shares issued and outstanding used in the computation of net asset value per share is the estimated amount of shares immediately prior to redemptions that are processed and effective on December 31, 2019 and June 30, 2019, respectively.

On January 2, 2020, the Company announced that its net asset value per share (“NAV”) as of December 31, 2019 is $10.00 per share of our Common Shares. This NAV per common share shall be effective until on or about June 30, 2020 (or as soon as commercially reasonable thereafter), unless updated by us prior to that time.

As described in the section titled “Valuation Policies” of our Offering Circular, our goal is to provide a reasonable estimate of the value of our shares on a semi-annual basis. However, the majority of our assets consist of commercial real estate loans and other commercial real estate assets and, as with any commercial real estate valuation protocol, the conclusions reached by us are based on a number of judgments, assumptions and opinions about future events that may or may not prove to be correct. The use of different judgments, assumptions or opinions would likely result in different estimates of the value of our commercial real estate assets and investments. In addition, for any given period, our published NAV per share may not fully reflect certain material events, to the extent that the financial impact of such events on our portfolio is not immediately quantifiable. As a result, the calculation of our NAV per share may not reflect the precise amount that might be paid for your shares in an arm’s length transaction with an unrelated third party, and any potential disparity in our NAV per share may be in favor of either shareholders who redeem their shares, or shareholders who buy new shares, or existing shareholders. However, to the extent quantifiable, if a material event occurs in between updates of NAV that would cause our NAV per share to change by 5% or more from the last disclosed NAV, we will disclose the updated price and the reason for the change in an offering circular supplement filed on the SEC’s EDGAR website as promptly as reasonably practicable, and will update the NAV information provided on our website.

Our internal accountants calculated our NAV per common share using a process that reflects (1) estimated values of each of our commercial real estate assets and investments, including related liabilities, which may be updated upon the occurrence of certain material events, (2) the price of liquid assets for which third party market quotes are available, (3) accruals of our periodic distributions, and (4) estimated accruals of our operating revenues and expenses. The determination of our NAV is not based on, nor intended to comply with, fair value standards under U.S. Generally Accepted Accounting Principles (“GAAP”), and our NAV may not be indicative of the price that we would receive for our assets at current market conditions.

We generally receive financial and other reporting from our borrowers or unconsolidated subsidiaries on a monthly or quarterly basis, so the estimated values of each of our commercial real estate assets and investments included on each NAV reporting date are generally based on the latest financial and other information reported to us or otherwise available to us, which has been rolled forward through the NAV reporting date for accruals and other items. For investments made within the previous or current reporting period where we have not received our first set of reporting data from our investments, our NAV is generally based on the information we used during our regular underwriting processes and in consideration of other market data available to us. We are not aware of any events that would have a material impact on the estimated values included herein that occurred between the date of the latest information we received with respect to our investments and the NAV reporting date

The per share purchase price of our Common Shares will continue to be $10.00 per share, as the per share purchase price shall be the greater of the then-current NAV per common share or $10.00. This price per share shall be effective until the next announcement of price per share by the Company, which is expected to happen within a commercially reasonable time after June 30, 2020, unless updated by us prior to that time. Redemptions of Common Shares shall be made pursuant to our redemption plan based on the then-current NAV per Common Share.

Share Redemption Plan Status

During the semi-annual period ended December 31, 2019, we redeemed approximately 196,410 common shares pursuant to our share redemption plan.

Historical NAV Information

Below is the quarterly NAV per common share, as determined in accordance with our valuation policies, for each semi-annual period from December 31, 2018 to December 31, 2019.

Date	NAV Per Share
December 31, 2018	$10.00
June 30, 2019	$10.00
December 31, 2019	$10.00